                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                     SEILER POLLUTION CONTROL SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0006 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   8160291102
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 18, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

CUSIP No.  8160291102                       13G

1.       Name of Reporting Person

                  Sovereign Partners, L.P.

         I.R.S. Identification No. of Above Person (entities only)



2.       Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                               (b) [ ]

3.       SEC Use Only



4.       Citizenship or Place of Organization

                  Delaware

Number of Shares           5.   Sole Voting Power

 Beneficially                               600,454 (see Note A)

Owned by Each              6.   Shared Voting Power

Reporting Person                            N/A

     With                  7.   Sole Dispositive Power

                                            600,454 (see Note A)

                           8.   Shared Dispositive Power

                                            N/A

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            600,454 (see Note A)

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares   [ ]

11.      Percent of Class Represented by Amount in Row 9

                  17.0% (see Note A)

12.      Type of Reporting Person

                  PN


ITEM 1            (a)      NAME OF ISSUER

                           SEILER POLLUTION CONTROL SYSTEMS, INC.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           555 Metro Place North, Suite 100, 4th Fl.
                           Dublin, OH 43017

ITEM 2            (a)      NAME OF PERSON FILING

                           Sovereign Partners, L.P.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE

                           c/o Citco Fund Services
                           Bahamas Financial Centre
                           3rd Floor, Charlotte & Sherley Street
                           P.O. Box CB-13136
                           Nassau, Bahamas

                  (c)      CITIZENSHIP

                           Delaware

                  (d)      TITLE OF CLASS OF SECURITIES

                           Common Stock, $.0006 par value

                  (e)      CUSIP NUMBER

                           8160291102

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      [ ] Broker or dealer registered under section 15 of the Act

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

         (e)      [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c),
         check this box   [ x ]

ITEM 4            OWNERSHIP

         (a)      Amount beneficially owned:

                  600,454 (see Note A)

         (b)      Percent of class:

                  17.0% (see Note A)

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote:
                      600,454 (see Note A)

                  (ii) Shared power to vote or to direct the vote:
                       N/A

                  (iii) Sole power to dispose or to direct the disposition of:
                        600,454 (see Note A)

                  (iv) Shared power to dispose or to direct the disposition of:
                       N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  See Note A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10           CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 7, 1998
                                ----------------------------------------------
                                             (Date)

                                SOVEREIGN PARTNERS L.P.
                                By: Southridge Capital Management, Inc., GP

                                By:       /s/ Stephen Hicks
                                    ------------------------------------------
                                            (Signature)

                                      Stephen Hicks, President
                                ----------------------------------------------
                                           (Name/Title)

                                     NOTE A


This Form 13G is filed on behalf of the Reporting Person and Dominion Capital Fund, Limited ("Dominion"), a Bahamas corporation, with an address of principal office at c/o Citco Fund Services, Bahamas Financial Centre, 3rd Floor, Charlotte & Sherley Street, P.O. Box CB-13136, Nassau, Bahamas. Each of the Reporting Person and Dominion disclaims any intent to act in concert with the other; they may be treated as a Group solely for definitional purposes of this Form 13G and accordingly are making this joint filing.

This Form 13G represents ownership of shares of the Common Stock of the Issuer as follows:

          Reporting Person                 198,019 shares            5.6%
          Dominion                         402,435 shares           11.4%

In addition, the Reporting Person holds $850,000 and Dominion holds $1,595,000 of the Issuer's Convertible Debentures. Under the terms of the Debentures, they are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to (x) 120% of the average closing bid of a share of Common Stock of the Issuer during the 5 trading days prior to the purchase of the Debentures, or (y) 65% of the average of the closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion.. Such Debentures, however, are not currently fully convertible into shares of Common Stock of the Issuer by the Reporting Person, because of a provision in Section 2(j) of each of the Debentures which restricts its right to convert if, the aggregate conversions would exceed 4.9% of the outstanding shares of Common Stock of the Issuer. Were such restriction not included in the Debentures, the Reporting Person would, based on current market prices of such Common Stock at about $2.0875 per share, be able to convert the Convertible Debentures into 1,801,934 shares of Common Stock.

If all of the Debentures were convertible and converted, the Reporting Person's and Dominion's total shares would then be 2,402,388 and their percentage ownership interest would then be 45.1% (Reporting Person - 15.5%; Dominion -29.6%). The exact number of shares which would be issuable to the Reporting Person upon such conversions can not be specified at this time, because the actual conversion rate at the time of any given conversion may be higher or lower.

Each of the Reporting Person and Dominion disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by the other or any other holder of shares of the Issuer.

The share amounts and prices in this report take into account the 1:6 reverse stock split effected by issuer on or about October 1, 1998.

         Each of the undersigned consents to the filing of the preceding Form 13-G relating to shares of Common Stock of Seiler Pollution Control Systems, Inc. on its behalf.

Dated: October 7, 1998
                                 SOVEREIGN PARTNERS L.P.
                                 By: Southridge Capital Management, Inc., GP

                                 By:    /s/ Stephen Hicks
                                     -----------------------------------------
                                     Title: PRESIDENT OF GENERAL PARTNER.


                                 DOMINION CAPITAL FUND, LIMITED

                                 By:     /s/ Nina Ray
                                     -----------------------------------------

                                 By:     /s/ Carl O'Connell
                                     -----------------------------------------